     As filed with the Securities and Exchange Commission on
                         January 15, 1998
                                    Registration No. 333-________
=================================================================
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                        ------------------
                             FORM S-8
                REGISTRATION STATEMENT UNDER THE
                     SECURITIES ACT OF 1933
                        ------------------

            STARTEC GLOBAL COMMUNICATIONS CORPORATION
     (Exact name of registrant as specified in its charter)

                             MARYLAND
 (State or other jurisdiction of incorporation or organization)

                            52-1660985
              (I.R.S. Employer Identification No.)

                      10411 MOTOR CITY DRIVE
                     BETHESDA, MARYLAND 20817
 (Address, including zip code, of Principal Executive Offices)

              AMENDED AND RESTATED STOCK OPTION PLAN
                 1997 PERFORMANCE INCENTIVE PLAN
                   (Full title of the plans)

                           RAM MUKUNDA
              PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      10411 MOTOR CITY DRIVE
                     BETHESDA, MARYLAND 20817
                           301-365-8959
  (Name, address and telephone number, including area code, of agent for service)
                          -------------

                 Calculation of Registration Fee

Title of                            Proposed
securities to be    Amount to be    Maximum Price
be registered(1)    Registered(1)   Per Share(2)
----------------    -------------   ---------------
Common Stock,       1,019,766       $19.00
$.01 par value


Proposed
Maximum
Aggregate      Amount of
Offering       Registration
Price(2)       Fee
-----------    ------------
$19,375,554    $5,715.79

-------------------
     (1) This registration statement (the "Registration Statement") covers shares of the Common Stock, $.01 par value (the "Common Stock"), of Startec Global Communications Corporation (the "Company"), which may be offered and sold from time to time pursuant to the Company's Amended and Restated Stock Option Plan (the "Restated Plan")(25,650 shares) and 1997 Performance Incentive Plan (the "Performance Plan" and, together with the Restated Plan, the "Plans")(750,000 shares), as well as certain resales of shares acquired under the Restated Plan (244,116 shares). Pursuant to Rule 416(a), the number of shares being registered shall be adjusted to include any additional shares which may become issuable as a result of stock splits, stock dividends or similar transactions in accordance with the anti-dilution provisions of the Plans.

     (2) Estimated pursuant to paragraphs (c) and (h) of Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the reported high and low sales prices for shares of Common Stock on January 9, 1998, as reported in the Nasdaq National Market.
=================================================================

                              PART I

       INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


Item 1.   Plan Information.

     Omitted as permitted pursuant to Rule 428 and Form S-8.


Item 2.   Registrant Information.

     Omitted as permitted pursuant to Rule 428 and Form S-8.

PROSPECTUS
_________________________________________________________________

            STARTEC GLOBAL COMMUNICATIONS CORPORATION

                         244,116 SHARES

                   COMMON STOCK, $.01 PAR VALUE

_________________________________________________________________

     This Prospectus relates to an aggregate of up to 244,116 shares (the "Shares") of Common Stock, $0.01 par value per share (the "Common Stock") of Startec Global Communications Corporation, a Maryland corporation (the "Company"), which may be offered for sale from time to time by the selling stockholders (the "Selling Stockholders") named herein. The Shares were purchased by the Selling Stockholders from the Company pursuant to the terms of options granted to the Selling Stockholders under the Company's Amended and Restated Stock Option Plan (the "Restated Plan").

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT
SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF
                  COMMON STOCK OFFERED HEREBY.

     The Selling Stockholders and any brokers executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" for purposes of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act. See "PLAN OF DISTRIBUTION." The Company will pay all expenses incident to the offering and sale of the Shares to the public other than commissions and discounts of underwriters, dealers or agents.
The Company will not receive any of the proceeds from sales of Shares by Selling Stockholders.

     There is no assurance that the Selling Stockholders will sell any or all of the Shares. The Common Stock trades in the Nasdaq National Market under the symbol STGC. On January 9, 1998, the closing price of the Common Stock was $19.00 per share in the Nasdaq National Market.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
      SION OR ANY STATE SECURITIES COMMISSION PASSED UP-
        ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS
                     A CRIMINAL OFFENSE.

            -----------------------------------------

     No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any subsidiary or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is current as of any date subsequent to the date hereof.

            -----------------------------------------

     One or more supplements to this Prospectus may be filed pursuant to Rule 424, or otherwise, under the Securities Act to describe any material arrangements for sale of the Shares differing from the arrangements described herein, if such arrangements are entered into by any Selling Stockholder.

          The date of this Prospectus is January 15, 1998

                        TABLE OF CONTENTS

Available Information. . . . . . . . . . . . . . . . . . . . .
Documents Incorporated by Reference. . . . . . . . . . . . . .
The Company. . . . . . . . . . . . . . . . . . . . . . . . . .
Recent Developments. . . . . . . . . . . . . . . . . . . . . .
Selling Stockholders . . . . . . . . . . . . . . . . . . . . .
Plan of Distribution . . . . . . . . . . . . . . . . . . . . .
Indemnification. . . . . . . . . . . . . . . . . . . . . . . .

                      AVAILABLE INFORMATION

     The Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, as well as at the following regional offices:
New York Regional Office, Seven World Trade Center, 13th Floor, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, reports, proxy statements, and other information concerning the Company may be reviewed at the Commission's site on the World Wide Web service of the Internet, at http://www.sec.gov.

     The Company's Common Stock is traded in the Nasdaq National
Market. Reports, proxy statements and other information may be inspected and copied at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-8 (of which this Prospectus is a part) under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus does not include all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For additional information, reference is made to the Registration Statement, including the exhibits filed therewith. Such information may be inspected, and copies thereof may be obtained, at the places and in the manner set forth above.

               DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Company filed with the Commission are incorporated by reference into this Prospectus:

     A.   The Company's latest Prospectus filed pursuant to Rule
424(b) under the Securities Act (File No. 333-32753).

     B. The description of the Common Stock contained in the Company's Registration Statement on Form S-1 (File No. 333-32753), filed with the Commission on August 4, 1997, incorporated by reference in the Company's Form 8-A (File No. 0-23087), filed with the Commission on September 15, 1997, including any other amendment or report filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this Prospectus by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into such information). Requests for such copies should be directed to the Office of the Secretary, Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, Maryland 20817, or by calling (301) 365-8959.

                           THE COMPANY

     Startec Global Communications Corporation is a rapidly growing, facilities-based international long distance carrier which markets its services to select ethnic U.S. residential communities that have significant international long distance usage. Additionally, to maximize the efficiency of its network capacity, the Company sells its international long distance services to some of the world's leading carriers. The Company provides its services through a flexible network of owned and leased transmission facilities, resale arrangements and a variety of operating agreements and termination arrangements, all of which allow the Company to terminate traffic in every country which has telecommunications capabilities. The Company currently owns and operates a switch in Washington, D.C. and leases switching facilities from other telecommunications carriers. The Company recently purchased an international gateway switch and installed it in New York City. The Company will gradually migrate the traffic from the Washington switch to the New York site, and then move the Washington switch to the Midwest by the end of 1998. The Company has contracted to purchase and install a third international gateway switch in Los Angeles, California, which is expected to be operational in the third quarter of 1998.

     The Company's mission is to dominate select international telecom markets by strategically building network facilities that allow it to manage both sides of a telephone call. The Company intends to own multiple switches and other network facilities which will allow it to originate and terminate a substantial portion of its own traffic. Further, the Company intends to implement a network hubbing strategy, linking foreign-based switches and other telecommunications equipment together with the Company's marketing base in the United States. To implement this hubbing strategy, the Company intends to: (i) build transmission capacity to expand its ability to originate and transport traffic; (ii) acquire additional termination facilities to increase routing flexibility; and (iii) expand its customer base through focused marketing efforts.

     Residential customers of the Company access its network by dialing a carrier identification code ("CIC Code") prior to dialing the number they are calling. Using a CIC Code to access the Company's network is known as "dial-around" or "casual calling," because customers can use the Company's services at any time without changing their existing long distance carrier. Additionally, the customer's monthly bill from the local exchange carrier ("LEC") reflects the charges for the international carrier services rendered by the Company. As part of the Company's marketing strategy, it maintains a comprehensive database of customer information which is used for the development of marketing programs, planning, and other strategic purposes.

     Increased deregulation and the globalization of the telecommunications industry have resulted in accelerated growth in the use of international long distance services. The international switched telecommunications market was approximately $56 billion in aggregate carrier revenues for 1995, of which $14 billion was U.S.-originated international traffic. According to the Company's market research, during the period from 1990 to 1995, the U.S.-originated international telecommunications market grew at an annual compound rate of 11.7%, from $8 billion to $14 billion, compared with an annual compound growth rate of 7.25% in the U.S. domestic long distance market. The Company believes that the international telecommunications market will continue to experience growth for the foreseeable future as a result of numerous factors, including: (i) global economic development with corresponding increases in the number of telephones, particularly in developing countries; (ii) continuing deregulation of foreign telecommunications markets; (iii) reductions in rates stimulating higher traffic volumes; (iv) increases in the availability of transmission capacity; and (v) increases in investment in telephone infrastructure and consequent increases in access to telecommunications services.

     The Company currently markets its services to ethnic residential communities throughout the United States through a variety of media including print advertising, direct marketing, radio and television. These marketing efforts have resulted in significant growth in the Company's residential billed customer base from approximately 5,500 as of September 30, 1994 to over 58,500 as of September 30, 1997.

     To achieve the economies of scale necessary to maintain cost effective operations, the Company in late 1995 began reselling its international carrier capacity to other carriers. As a result, the Company has experienced significant growth in revenues and in the number of its carrier customers. As of September 30, 1997, the Company had 41 carrier customers who were active users of the Company's international long distance services. The Company will continue to market its international long distance services to existing and new carrier customers.

     On July 1, 1997, the Company entered into a Secured Revolving Line of Credit Facility Agreement with Signet Bank (the "Signet Agreement"), which provides for maximum borrowings of up to $10 million through the end of 1997, and the lesser of $15 million or 85% of eligible accounts receivable thereafter until maturity on December 31, 1999. The Company has used some amounts available under the Signet Agreement to begin implementing its strategic plan to build its transmission capacity, acquire additional termination facilities, and expand its customer base. Proceeds received under the Signet Agreement may be allocated to the Company's marketing programs, the acquisition of rights in transatlantic digital undersea fiber optic cable, and the addition of monitoring equipment and software upgrades to help support the expanded network and the anticipated increase in traffic.

                       RECENT DEVELOPMENTS

     In its effort to increase the size of its domestic network, the Company purchased and installed an international gateway switch in New York City. The Company has also contracted to purchase and install an additional international gateway switch in Los Angeles, California.

     The Company began the international expansion of its network by purchasing indefeasible Rights of Use (IRUs) on the CANTAT-3 undersea digital fiber optic cable connecting Canada and the United Kingdom and the CANUS-1 cable connecting the U.S. to Canada. The Company believes that the ownership of cable through the acquisition of IRUs will enable it to achieve substantial savings by lowering its leased line costs.

     The Company also obtained an International Simple Resale
(ISR) License for the U.K., which allows for the resale of
traffic originating in the U.K., as well as the leasing of
domestic lines.
                        ------------------

     The Company was incorporated in Maryland in 1989. The principal executive offices of the Company are located at 10411 Motor City Drive, Bethesda, Maryland 20817, and its telephone number is (301) 365-8959. The Company changed its name from STARTEC, Inc. to Startec Global Communications Corporation in August 1997.

                           RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully by prospective investors prior to making an investment in the Common Stock offered hereby. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology or as discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved or that the events contemplated thereby will occur or have the effects anticipated. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the anticipated results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the anticipated results covered in such forward-looking statements.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS

     Although the Company has experienced significant revenue growth in recent years, the Company had an accumulated deficit of approximately $6.3 million as of September 30, 1997 and its operations have generated a net loss and negative operating cash flows in each of the last three fiscal years. There can be no assurance that the Company's revenue will continue to grow or be sustained in future periods or that the Company will be able to achieve or maintain profitability in any future period.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors which can affect revenues, cost of services and other expenses. These factors include costs relating to entry into new markets, variations in carrier revenues from return traffic under operating agreements, variations in user demand, the mix of residential and carrier services sold, the introduction of new services by the Company or its competitors, pricing pressures from increased competition, prices charged by the Company's providers of leased facilities, and capital expenditures and other costs relating to the expansion of operations. In addition, general economic conditions, specific economic conditions affecting the telecommunications industry, and the effects of governmental regulation or regulatory changes on the telecommunications industry may also cause fluctuations in the Company's quarterly operating results. Certain of these factors are outside of the Company's control. In the event that one or more of such factors cause fluctuations in the Company's quarterly operating results, the price of the Common Stock could be materially adversely affected.

CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING

     The Company expects that it will need to raise additional capital from public or private equity or debt sources in order to finance its future growth, including financing construction or acquisition of additional transmission capacity, expanding service within its existing markets and into new markets, and the introduction of additional or enhanced services, all of which can be capital intensive. In addition, the Company may need to raise additional capital to fund unanticipated working capital needs and capital expenditure requirements and to take advantage of unanticipated business opportunities, including accelerated expansion, acquisitions, investments or strategic alliances. There can be no assurance that additional financing will be available to the Company on satisfactory terms or at all. Moreover, the Signet Agreement significantly limits the Company's ability to obtain additional financing. In the event that the Signet Agreement is extinguished or otherwise refinanced with a new credit facility, the Company intends to expense, as an extraordinary item (if material), the then-existing unamortized debt discount and deferred financing cost related to the Signet Agreement, which was approximately $1.1 million as of September 30, 1997. If additional financing is obtained through the issuance of equity securities, the percentage ownership of the Company's then-current stockholders would be reduced and, if such equity securities take the form of preferred stock, the holders of such preferred stock may have rights, preferences or privileges senior to those of holders of Common Stock. If the Company is unable to obtain additional financing in a timely manner or on satisfactory terms, it may be required to postpone or reduce the scope of its expansion, which could adversely affect the Company's ability to compete, as well as its business, financial condition and results of operations.

MANAGEMENT OF GROWTH

     The Company's recent growth and its strategy to continue such growth has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources and increased demands on its systems and controls. In order to manage its growth effectively, the Company must continue to implement and improve its operational and financial systems and controls, accurately forecast customer demand and its need for transmission facilities, attract additional managerial, technical and customer service personnel, and train and manage its personnel base. There can be no assurance that the Company will be successful in these activities. Failure of the Company to satisfy these requirements or the emergence of unexpected difficulties in managing its expansion could materially adversely affect the Company's business, financial condition and results of operations.

COMPETITION

     The long distance telecommunications industry is intensely competitive. In many of the markets targeted by the Company there are numerous entities which are currently competing with each other and the Company for the same residential and carrier customers and others which have announced their intention to enter those markets. International and interstate telecommunications providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. Residential customers frequently change long distance providers in response to competitors' offerings of lower rates or promotional incentives, and, in general, because the Company is a dial-around provider, the Company's customers can switch carriers at any time. In addition, the availability of dial-around long distance services has made it possible for residential customers to use the services of a variety of competing long distance providers without the necessity of switching carriers. The Company's carrier customers generally also use the services of a number of international long distance telecommunications providers. The Company believes that competition in its international and interstate long distance markets is likely to increase as these markets continue to experience decreased regulation and as new technologies are applied to the telecommunications industry. Prices for long distance calls in several of the markets in which the Company competes have declined in recent years and are likely to continue to decrease.

     The U.S. based international telecommunications services market is dominated by AT&T, MCI and Sprint. The Company also competes with numerous other carriers in certain markets, some of which focus their efforts on the same customers targeted by the Company. Recent and pending deregulation initiatives in the U.S. and other countries may encourage additional new entrants. The Telecommunications Act of 1996 (the "Telecommunications Act" or the "1996 Act"), permits, and is designed to promote, additional competition in the intrastate, interstate and international telecommunications markets by both U.S. based and foreign companies, including the RBOCs. In addition, pursuant to the terms of the WTO Agreement on basic telecommunications, countries who are signatories have committed, to varying degrees, to allow access to their domestic and international markets to competing telecommunications providers, to allow foreign ownership interests in existing telecommunications providers and to establish regulatory schemes and policies designed to accommodate telecommunications competition. The Company also is likely to be subject to additional competition as a result of mergers or the formation of alliances among some of the largest telecommunications carriers. Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources than the Company, own or control larger networks, transmission and termination facilities, offer a broader variety of services than the Company, and have strong name recognition, brand loyalty, and long-standing relationships with many of the Company's target customers. In addition, many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and other costs of providing services, which could cause significant pricing pressures within the long distance telecommunications industry. If the Company's competitors were to devote significant additional resources to the provision of international long distance services to the Company's target customer base, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON AVAILABILITY OF TRANSMISSION FACILITIES

     Substantially all of the telephone calls made by the Company's customers to date have been connected through transmission lines of facilities-based long distance carriers which provide the Company transmission capacity through a variety of lease and resale arrangements. The Company's ability to maintain and expand its business is dependent, in part, upon whether the Company continues to maintain satisfactory relationships with these carriers, many of which are, or may in the future become, competitors of the Company. The Company's lease arrangements generally do not have long terms and its resale agreements generally permit price adjustments on short notice, which makes the Company vulnerable to adverse price and service changes or terminations. Although the Company believes that its relationships with these carriers generally are satisfactory, the failure to continue to maintain satisfactory relationships with one or more of the carriers could have a material adverse effect upon the Company's cost structure, service quality, network diversity, results of operations and financial condition. During the fiscal year ended December 31, 1996, VSNL, Cherry Communications, Inc., and WorldCom accounted for approximately 25%, 13% and 13%, respectively, of the Company's acquired transmission capacity (on a cost of services basis). During the nine month period ending September 30, 1997, VSNL and WorldCom accounted for approximately 10% and 15%, respectively, of the Company's acquired transmission capacity (on a cost of services basis). No other supplier accounted for 10% or more of the Company's acquired transmission capacity during either 1996 or the first nine months of 1997.

     The future profitability of the Company will depend in part on its ability to obtain transmission facilities on a cost effective basis. Presently, the terms of the Company's agreements for transmission lines subject the Company to the possibility of unanticipated price increases and service cancellations. Although the rates the Company is charged generally are less than the rates the Company charges its customers for connecting calls through these lines, to the extent these costs increase, the Company may experience reduced or, in certain circumstances, negative margins for some services. As its traffic volume increases in particular international markets, however, the Company may reduce its use of variable usage arrangements and enter into fixed leasing arrangements on a longer-term basis and/or construct or acquire additional transmission facilities of its own. To the extent the Company enters into such fixed arrangements and/or increases its owned transmission facilities and incorrectly projects traffic volume in particular markets, it would experience higher fixed costs without any concomitant increase in revenue. Acquisition of ownership positions in, and other access rights to, digital undersea fiber optic cable transmission lines is a key element of the Company's business strategy. Because digital undersea fiber optic lines typically take several years to plan and construct, international long distance service providers generally make investments based on anticipated traffic. The Company does not control the planning or construction of digital undersea fiber optic cable transmission lines, and must seek access to such facilities through partial ownership positions or through lease and other access arrangements on negotiated terms that may vary with industry and market conditions. There can be no assurance that digital undersea fiber optic cable transmission lines will be available to the Company to meet its current and/or projected international traffic volume, or that such lines will be available on satisfactory terms.

DEPENDENCE ON FOREIGN CALL TERMINATION ARRANGEMENTS

     The Company currently offers U.S.-originated international long distance service globally through a network of operating agreements, resale arrangements, transit and refile agreements, and various other foreign termination arrangements. The Company's ability to terminate traffic in its targeted foreign markets is an essential component of its service, and, therefore, the Company is dependent upon its operating agreements and other termination arrangements. While to date the Company has negotiated and maintained operating agreements and termination arrangements sufficient for its current business and traffic levels, there can be no assurance that the Company will be able to negotiate additional operating agreements or termination arrangements or maintain agreements or arrangements with its current foreign partners in the future. Cancellation of certain operating agreements or other termination arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the failure to enter into additional operating agreements and termination arrangements could limit the Company's ability to increase its services to its current target markets, gain entry into new markets, or otherwise increase its revenues.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

     In the normal course of its business, the Company must record and process significant amounts of data quickly and accurately in order to bill for the services it has provided to customers and to ensure that it is properly charged by vendors for services it has used. The Company is currently upgrading its management information systems to meet anticipated demands.
These systems have not grown at the same rate as the Company's business and it is anticipated that additional investment in these systems will be needed. The successful implementation and integration of any additional or new management information systems resources is important to the Company's ability to monitor costs, bill customers, achieve operating efficiencies, and otherwise support its growth. There can be no assurance, however, that the Company will not encounter difficulties in the acquisition, implementation, integration and ongoing use of any additional management information systems resources, including possible delays, cost-overruns, or incompatibility with the Company's current information systems resources or its business needs.

CUSTOMER CONCENTRATION

     During the fiscal year ended December 31, 1996, the Company's five largest carrier customers, including one related party, accounted for approximately 40% of the Company's net revenues, with one of the carrier customers, WorldCom, accounting for approximately 23% of net revenues during that year. In addition, during the nine month period ending September 30, 1997, the Company's five largest carrier customers, including one related party, accounted for approximately 40% of the Company's net revenues, with two of the carrier customers, WorldCom and Frontier, accounting for approximately 22% and 11%, respectively, of net revenues during that period. The Company's agreements and arrangements with its carrier customers generally may be terminated on short notice without penalty, and do not require the carriers to maintain their current levels of use of the Company's services. Carriers may terminate their relationship with the Company or substantially reduce their use of the Company's services for a variety of reasons, including the entry of significant new competitors offering lower rates than the Company, problems with transmission quality and customer service, changes in the regulatory environment, increased use of the carriers' own transmission facilities, and other factors. A loss of a significant amount of carrier business could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, this concentration of carrier customers increases the risk of non-payment or difficulties in collecting the full amounts due from customers. The Company's four largest carrier customers represented 35% and 37% of gross accounts receivable as of December 31, 1996 and September 30, 1997, respectively. The Company performs initial and ongoing credit evaluations of its carrier customers in an effort to reduce the risk of non-payment. There can be no assurance that the Company will not experience collection difficulties or that its allowances for non-payment will be adequate in the future. If the Company experiences difficulties in collecting accounts receivable from its significant carrier customers, its business financial condition and results of operations could be materially adversely affected.

RESPONSE RATES; RESIDENTIAL CUSTOMER ATTRITION

   The Company is significantly affected by the residential customer response rates to its marketing campaigns and residential customer attrition rates. Decreases in residential customer response rates or increases in the Company's residential customer attrition rates, could have a material adverse impact on the Company's business, financial condition and results of operations.

RISKS OF INTERNATIONAL TELECOMMUNICATIONS BUSINESS

     The Company has to date generated substantially all of its revenues by providing international long distance telecommunications services and expects that this will continue in the future. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, political risks, and other factors which could materially adversely impact the Company's current and planned operations. The international telecommunications industry is changing rapidly due to deregulation, privatization of Post Telephone and Telegraphs (the "PTTs"), technological improvements, expansion of telecommunications infrastructure and the globalization of the world's economies. There can be no assurance that one or more of these factors will not vary in a manner that could have a material adverse effect on the Company.

     A key component of the Company's business strategy is its planned expansion into additional international markets. The Company is currently making arrangements in various European countries to allow it to originate and transmit traffic in those countries. These arrangements include, but are not limited to, the attainment of licenses, the construction of facilities, and the recruitment of additional personnel with international telecommunications and marketing experience. In many of these markets, substantial competition from incumbent carriers and new entrants already exists. There can be no assurance that the Company will successfully complete its arrangements to offer its services in Europe.

     The Company's strategy also includes expansion into industriallizing nations. In many of these markets, the government may control access to the local networks and otherwise exert substantial influence over the telecommunications market, either directly or through ownership or control of the PTT. In addition, incumbent U.S. carriers serving international markets may have better brand recognition and customer loyalty, and significant operational advantages over the Company. Further, the existing carrier may take many months to allow competitors such as the Company to interconnect to its switches within the market. The Company has limited recourse if its foreign partners fail to perform under their arrangements with the Company, or if foreign governments, PTTs or other carriers take actions that adversely affect the Company's ability to gain entry into those markets.

     The Company is also subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or maintaining business. While Company policy prohibits such actions, the Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners, and other intermediaries.

GOVERNMENT REGULATION

     The Company's business is subject to varying degrees of federal and state regulation. Federal laws and the regulations of the Federal Communications Commission (the "FCC") apply to the Company's international and interstate facilities-based and resale telecommunications services, while applicable state regulatory authorities ("PSCs") have jurisdiction over telecommunications services originating and terminating within the same state. At the federal level the Company is subject to common carriage requirements under the Communications Act of 1934, as amended (the "Communications Act"). Comprehensive amendments to the Communications Act were made by the Telecommunications Act, which was signed into law on February 8, 1996. In addition, although the laws of other countries only directly apply to carriers doing business in those countries, the Company may be affected indirectly by such laws insofar as they affect foreign carriers with which the Company does business.

     International telecommunications carriers are required to obtain authority from the FCC under Section 214 of the Communications Act in order to provide international service that originates or terminates in the United States. U.S. international common carriers also are required to file and maintain tariffs with the FCC specifying the rates, terms, and conditions of their services. In 1996, the FCC established new rules that streamlined its Section 214 authorization and tariff regulation processes to provide for shorter notice and review periods for certain U.S. international carriers including the Company. On August 27, 1997, the Company was granted global facilities-based Section 214 authority under the FCC's new streamlined processing rules. Facilities-based global Section 214 authority permits the Company to provide international basic switched, private line, data, television and business services using previously authorized U.S. facilities to virtually every country in the world. The Company also holds a Section 214 authorization granted in 1989 covering the provision of facilities-based satellite and resold international services.

     Additionally, U.K. Department of Trade and Industry issued to the Company an International Simple Resale (ISR) License for the United Kingdom in October 1997. The ISR License allows the Company to resell traffic originating in the U.K. Pursuant to regulatory restructure in the U.K. introduced in December 1997, the ISR License will be replaced by the International Simple Voice Resale (ISVR) License. The Company expects final approval of its application for the ISVR License in the first quarter of 1998.

     The FCC's streamlined rules also provide for global Section 214 authorization to resell switched and private line services of other carriers by non-dominant international carriers. The FCC decides on a case-by-case basis, however, whether to grant
Section 214 authority to U.S. carriers to resell the switched private lines of affiliated foreign carriers to countries where a foreign carrier is dominant, based on a showing that there are equivalent resale opportunities for U.S. carriers in the foreign carrier's market. To date, the FCC has found that Australia, Canada, the U.K., Sweden and New Zealand provide equivalent
resale opportunities.   The FCC has also found that  equivalent
resale opportunities do not exist in Germany, Hong Kong and France. The FCC also is considering applications for equivalency determinations with respect to Australia, Chile, Denmark, Finland and Mexico. On October 30, 1997, the FCC found that equivalent resale opportunities exist for resale of switched private lines in Mexico but conditioned an authorization granted on the basis of that finding on a commitment from Telmex that it would reduce the rate at which it settles international traffic within the next two years. U.S. international carriers have sought review of the FCC's decision. It is possible that interconnected private line resale to additional countries may be allowed in the future. Pursuant to FCC rules and policies, the Company's authorization to provide service via the resale of interconnected international private lines will be expanded to include countries subsequently determined by the FCC to afford equivalent resale opportunities to those available under United States law, if any. As a result of the recent signing of the WTO Agreement, the FCC has replaced the equivalency test with a rebuttable presumption in favor of resale of interconnected private lines to WTO member countries. Under new FCC rules which are not expected to take effect any earlier than February 9, 1998, pending the effective date of the WTO Agreement, the FCC will authorize the provision of switched service over private lines between the U.S. and a WTO member country if either the settlement rates for at least 50 percent of the settled U.S.-billed traffic between the U.S. and that country are at or below the FCC's benchmark settlement rate for that country only if both the settlement rates for at least 50 percent of the U.S.-billed traffic between the U.S. and that country are at or below the relevant benchmark and the country satisfied the FCC's equivalency test.

     The FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to this type of routing arrangements, referred to as "transiting." Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. The FCC to date has made no pronouncement as to whether refile arrangements comport either with U.S. or ITU regulations. It is possible that the FCC may determine that refiling, as defined, violates U.S. and/or international law. To the extent that the Company's traffic is routed through a third country to reach a destination country, such an FCC determination with respect to transiting and refiling could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company must also conduct its international business in compliance with the FCC's international settlements policy ("ISP"). The ISP establishes the parameters by which U.S.-based carriers and their foreign correspondents settle the cost of terminating each other's traffic over their respective networks. The precise terms of settlement are established in a correspondent agreement (also referred to as an "operating agreement"), which also sets forth the term of the agreement, the types of service covered by the agreement, the division of revenues between the carrier that bills for the call and the carrier that terminates the call, the frequency of settlements, the currency in which payments will be made, the formula for calculating traffic flows between countries, technical standards, and procedures for the settlement of disputes.

     The Company's provision of domestic long distance service in the United States is subject to regulation by the FCC and certain PSCs, who regulate, to varying degrees, interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic services are provided. In general, neither the FCC nor the PSCs exercise direct oversight over cost justification for domestic carriers' rates, services or profit levels, but either or both may do so in the future. Domestic carriers such as the Company, however, are required by federal law and regulations to file tariffs listing the rates, terms and conditions applicable to their interstate services.

     The FCC adopted an order on October 29, 1996, requiring that non-dominant interstate carriers, such as the Company, eliminate FCC tariffs for domestic interstate long distance service. This order was to take effect as of December 1997. However, on February 13, 1997, the U.S. Court of Appeals for the District of Columbia Circuit ruled that the FCC's order be stayed pending judicial review of appeals challenging the order. Should the appeals fail and the FCC's order become effective, the Company may benefit from the elimination of FCC tariffs by gaining more flexibility and speed in dealing with marketplace changes. The absence of tariffs, however, will also require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims arising because the rights of the parties are no longer clearly defined. To the extent that the Company's customer base involves "casual calling" customers, the potential absence of tariffs would require the Company to establish contractual methods to limit potential liability to such customers. On August 20, 1997, the FCC partially reconsidered its order by allowing dial-around carriers such as the Company the option of maintaining tariffs on file with the FCC.

     In addition, the Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service and to file tariffs with each such state. The Company currently has the certifications required to provide service in 35 states, and has filed or is in the process of filing requests for certification in 6 additional states. Although the Company intends and expects to obtain operating authority in each jurisdiction in which operating authority is required, there can be no assurance that one or more of these jurisdictions will not deny the Company's request for operating authority. Any failure to maintain proper federal and state certification or tariffs, or any difficulties or delays in obtaining required certifications, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The FCC and certain PSCs also impose prior approval requirements on transfers or changes of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may have the effect of delaying, deterring or preventing a change in control of the Company. The Company also is required to obtain state approval for the issuance of securities. Seven of the states in which the Company is certificated provide for prior approval or notification of the issuance of securities by the Company. Although these state filing requirements may have been preempted by the National Securities Market Improvement Act of 1996, there is no case law on this point.

     The 1996 Act is designed to promote local telephone competition through federal and state deregulation. As part of its pro-competitive policies, the 1996 Act frees the RBOCs from the judicial orders that prohibited their provision of long distance services outside of their operating territories (which are called, Local Access and Transport Areas ("LATAs"). The 1996 Act provides specific guidelines that allow the RBOCs to provide long distance interLATA service to customers inside the RBOC's region but not before the RBOC has demonstrated to the FCC and state regulators that it has opened up its local network to competition and met a "competitive checklist" of requirements designed to provide competing network providers with nondiscriminatory access to the RBOC's local network. To date, the FCC has denied applications for in-region long distance authority filed by Ameritech Corporation in Michigan and Southwestern Bell Corporation ("SBC") in Oklahoma. Bell South recently filed a similar application for Mississippi. If granted, such authority would permit RBOCs to compete with the Company in the provision of domestic and international long distance services. On December 31, 1997, in striking down an FCC order concerning certain RBOC requests to enter the long distance market, a Federal district Court in Texas found unconstitutional certain provisions of the 1996 Act restricting the RBOCs from offering such services in their operating regions until they could demonstrate that their networks have been made available to competitive providers of local exchange services in those regions. The United States and several long distance companies have requested a stay of this decision and it is expected that they, and others, will seek its reversal on appeal. In the meantime, other similar FCC decisions concerning other RBOCs may remain in effect. The scope of the District Court Order, the timing of a ruling on the request for stay and the timing of the ultimate resolution of the case are all uncertain. If the District Court's decision ultimately is permitted to stand, it may result in RBOC's providing interexchange service in their operating regions sooner than previously expected.

     To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from LECs or CLECs. Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors.

     In February 1997, the World Trade Organization ("WTO") announced that 69 countries, including the United States, Japan, and all of the member states of the European Union ("EU"), reached an agreement (the "WTO Agreement"), within the framework of the General Agreement of Trade Services ("GATS") to facilitate trade in basic telecommunication services. The WTO agreement was originally scheduled to take effect on January 1, 1998, pending ratification by the WTO member countries. the effective date has been delayed and is not anticipated to occur any earlier than February 1, 1998. Pursuant to the terms of the WTO Agreement, signatories have committed to varying degrees to allow access to their domestic and international markets by competing telecommunications providers, allow foreign ownership interests in domestic telecommunications providers and establish regulatory schemes to develop and implement policies to accommodate telecommunications competition. At this time, the Company is unable to predict the effect the WTO Agreement and related developments might have on its business, financial condition and results of operations.

     There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that U.S. or foreign regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable laws and regulations, or that regulatory activities will not have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the FCC and the PSCs generally have the authority to condition, modify, cancel, terminate or revoke the Company's operating authority for failure to comply with federal and state laws and applicable rules, regulations and policies. Fines or other penalties also may be imposed for such violations. Any such action by the FCC and/or the PSCs could have a material adverse effect on the Company's business, financial condition and results of operations.

EFFECT OF RAPID TECHNOLOGICAL CHANGES

     The telecommunications industry is characterized by rapid and significant technological advancements and introductions of new products and services employing new technologies. Improvements in transmission equipment, the development of switching technology allowing the simultaneous transmission of voice, data and video, and the commercial availability of Internet-based domestic and international switched voice, data and video services at prices lower than comparable services offered by the Company are all possible developments that could
adversely affect the Company.   The Company's profitability will
depend on its ability to anticipate and adapt to rapid technological changes, acquire or otherwise access new technology, and offer, on a timely and cost-effective basis, services that meet evolving industry standards. There can be no assurance that the Company will be able to adapt to such technological changes, maintain competitive services and prices or obtain new technologies on a timely basis, on satisfactory terms or at all. Failure to adapt to rapid technological changes could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF NETWORK FAILURE

     The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunications services. Any failure of the Company's network or other systems or hardware that causes interruptions in the Company's operations could have a material adverse effect on the Company. Increases in the Company's traffic and the build-out of its network will place additional strains on its systems, and there can be no assurance that the Company will not experience system failures. Frequent, significant or prolonged system failures, or difficulties experienced by customers in accessing or maintaining connection with the Company's network could substantially damage the Company's reputation and could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of its management team and technical, marketing and customer service personnel. The Company's success also depends on its ability to attract and retain additional qualified management, technical, marketing and customer service personnel. Competition for qualified employees in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the industry. The process of locating personnel with the combination of skills and attributes required to implement the Company's strategies is often lengthy, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's operations, its ability to implement its business strategies, and its efforts to expand. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATED TO USE OF STARTEC NAME

     Certain other telecommunications companies and related businesses use names or hold registered trademarks that include the word "star." In addition, several other companies in businesses that the Company believes are not telecommunications-related use variations of the "star-technology" word combination
(e.g., Startek and Startech).   Although the Company holds a
registered trademark for "STARTEC," there can be no assurance that its continued use of the STARTEC name will not result in litigation brought by companies using similar names or, in the event the Company should change its name, that it would not suffer a loss of goodwill. In addition, the Company is filing for federal registration of the trademark of "Startec Global Communications Corporation." While no guarantee can be made that this application will be successful and mature into a federal trademark registration, the established rights in and registration of STARTEC provides the basis for expanding the trademark rights to include the supplemental terms "Global Communications Group."

RISKS ASSOCIATED WITH STRATEGIC ALLIANCES, ACQUISITIONS AND
INVESTMENTS

     The Company intends to pursue strategic alliances with, and to acquire assets and businesses or make strategic investments in, businesses that it believes are complementary to the Company's current and planned operations. The Company, however, has no present commitments, agreements or understandings with respect to any strategic alliance, acquisition or investment.
Any future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in strategic alliances with, or acquisitions of, or investments in, other companies. Such risks include those associated with assimilating the operations and personnel of the companies, potential disruption of the Company's ongoing business, inability of management to maximize the financial and strategic position of the Company by the successful incorporation of the acquired technology, know-how, and rights into the Company's business, maintenance of uniform standards, controls, procedures and policies, and impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such strategic alliances, investments or acquisitions.

     Further, if the Company were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration given by the Company consists of cash, a substantial portion of the Company's available cash could be used to consummate such strategic alliances, acquisitions or investments. If the Company were to consummate one or more significant strategic alliances, acquisitions or investments in which the consideration given by the Company consists of stock, stockholders of the Company could suffer a significant dilution of their interests in the Company. Many of the businesses that might become attractive acquisition candidates for the Company may have significant goodwill and intangible assets, and acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. The financial impact of acquisitions, investments and strategic alliances could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's future quarterly and yearly operating results.

CONTROL OF COMPANY BY CURRENT STOCKHOLDERS

     The executive officers and directors of the Company beneficially own 4,008,491 shares of Common Stock, representing 46.2% of the Common Stock, including options to purchase 60,000 shares of Common Stock exercisable over time. Of these amounts, Ram Mukunda, President of the Company beneficially owns 3,579,675 shares of Common Stock. Mr. Mukunda, Vijay Srinivas and Usha Srinivas have entered into a voting agreement dated as of July 31, 1997 (the "Voting Agreement"), pursuant to which Mr. Mukunda has the power to vote all of the shares held by Mr. and Mrs. Srinivas. The Voting Agreement terminated on December 31, 1997. The Company's executive officers and directors as a group, or Mr. Mukunda, acting individually, exercise significant influence over such matters as the election of the directors of the Company, amendments to the Company's charter, and other fundamental corporate transactions such as mergers, asset sales, and the sale of the Company.

RESTRICTIONS IMPOSED BY SIGNET AGREEMENT

     The Signet Agreement contains a number of affirmative and negative covenants, including covenants restricting the Company and its subsidiaries with respect to the conduct of business and maintenance of corporate existence, the incurrence of additional indebtedness, the creation of liens, transactions with Company affiliates, the consummation of certain merger or consolidating transactions or the sale of substantial amounts of the Company's assets, the sale of capital stock of any subsidiary, the making of investments or acquisition of assets, and the making of dividend and similar payments or distributions. In addition, the Signet Agreement includes a number of financial covenants, including covenants requiring the Company to maintain certain financial ratios and thresholds. A material breach of any of these obligations or covenants could result in an event of default pursuant to which Signet Bank could declare all amounts outstanding due and payable immediately. There can be no assurance that one or more of such breaches will not occur or that the assets or cash flows of the Company, or other sources of financing, would be sufficient to repay in full all borrowings outstanding under the Signet Agreement in the event of such breach. Beginning on January 1, 1998 (and extending to July 1, 1998 upon the occurrence of defined events), should Signet Bank determine and assert based on its reasonable assessment that a material adverse change to the Company has occurred, it could declare all amounts outstanding to be immediately due and payable. The warrants issued to Signet Bank in connection with the Signet Agreement also contain provisions which may adversely affect the Company's ability to raise additional capital through the sale or issuance of its Common Stock, options, warrants or other rights to purchase Common Stock, or securities convertible into Common Stock without providing Signet Bank with the right to maintain its percentage ownership in the Company.

     In addition, the Company's repayment and other obligations under the Signet Agreement are secured by (i) a first priority security interest in all of the Company's tangible and intangible assets, including all customer lists and other intellectual property of all direct and indirect subsidiaries; (ii) a pledge of all of the capital stock of the Company owned by Ram Mukunda, the Company's President, director and principal shareholder, and Vijay Srinivas, a Company director and his wife, Usha Srinivas; and (iii) all leased or owned real estate and all fixtures and equipment. A breach of any of the Company's obligations or covenants under the Signet Agreement could result in an event of default pursuant to which Signet Bank could also seek to foreclose on the security provided by the Company, Mr. Mukunda and Mr. and Mrs. Srinivas. If Signet Bank were to take possession of and control over the shares subject to the pledge, it would acquire voting control of a significant percentage of the issued and outstanding shares of Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION,
BYLAWS AND MARYLAND LAW

     The Company's Amended and Restated Articles of Incorporation (the "Charter") and Bylaws (the "Bylaws") include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company such as notice requirements for stockholders, staggered terms for its Board of Directors, limitations on the stockholders' ability to remove directors, call meetings, or to present proposals to the stockholders for a vote, and "super-majority" voting requirements for amendments to certain key provisions of the Charter, unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. In addition, the Company's Board of Directors has the authority to issue up to 100,000 shares of preferred stock (the "Preferred Stock") and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of Preferred Stock.

     The Company is also subject to the anti-takeover provisions of the Maryland General Corporation Law, which prohibit the Company from engaging in a "business combination" with an Interested Stockholder (as defined) for a period of five years after the date of the transaction in which the person first becomes an Interested Stockholder, unless the business combination is approved in a prescribed manner. The Company is also subject to the control share acquisition provisions of the Maryland General Corporation Law, which provide that shares acquired by a person with certain levels of voting power have no voting rights unless the share acquisition is approved by the vote of two-thirds of the votes entitled to be cast, excluding shares owned by the acquiror and by the Company's officers and employee-directors, and in certain circumstances, such shares may be redeemed by the Company. The application of these statutes and certain other provisions of the Company's Charter could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock. Additionally, certain Federal regulations require prior approval of certain transfers of control which could also have the effect of delaying, deferring or preventing a change of control.

POSSIBLE VOLATILITY OF STOCK PRICE

     Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning the Company or its competitors, including results of operations, technological innovations, government regulations, proprietary rights or significant litigation, may have a significant impact on the market price of the Common Stock. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected telecommunications companies and have resulted in changes in the market prices of the stocks of many companies which have not been directly related to the operating performance of those companies. Such market fluctuations may materially adversely affect the market price of the Common Stock.

DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and has no plans to do so in the foreseeable future. The declaration and payment of any dividends in the future will be determined by the Board of Directors, in its discretion, and will depend on a number of factors, including the Company's earnings, capital requirements and overall financial condition. In addition, the Company's ability to declare and pay dividends is substantially restricted under the terms of the Signet Agreement.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock in the public market following this Offering by the current stockholders of the Company, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. The Company's principal stockholders hold a significant portion of the Company's outstanding Common Stock and a decision by one or more of these stockholders to sell shares pursuant to Rule 144 under the Securities Act or otherwise could materially adversely affect the market price of the Common Stock.

                       SELLING STOCKHOLDERS

     The following table sets forth, as of January 9, 1998, the names of the Selling Stockholders, the nature of any position, office or other material relationship which a Selling Stockholder has had within the past three years with the Company and its affiliates, the number of shares of Common Stock owned by each Selling Stockholder prior to the offering described herein, the number of Shares that may be offered and sold for each Selling Stockholders' account and the amount and percentage of Common Stock to be owned by each Selling Stockholder after completion of the offering described herein:

                                                  Common Stock To
                                                  Be Owned After
                 Common Stock                     the Offering
Name and         Owned Prior To      Shares To    Number and
Position         the Offering        Be Sold 1/   Percent 2/
-----------      --------------      ---------    ---------------

Prabhav Maniyar,
 Sr. VP, Secretary 107,616              --       107,616    1.0
Dhruva Kumar        29,950              --        29,950    --
Teferi Dejene       28,050              --        28,050    --
Subhash Pai         21,000              --        21,000    --
T. J. Master        16,000              --        16,000    --
Sossina Tafari      10,000              --        10,000    --
Brenda Buskirk       9,000              --         9,000    --
Tony Das             7,500              --         7,500    --
Dereje Demessi       8,000              --         8,000    --
Tom Bowers           3,000              --         3,000    --
Akbar Merchant       4,000              --         4,000    --


_____________________

1/   One or more supplements to this Prospectus may be filed
pursuant to Rule 424, or otherwise, under the Securities Act to describe any material arrangements for sale of the Shares, if such arrangements are entered into by any Selling Stockholder.

2/   Represents less than 1% unless otherwise indicated.

     Some of the Selling Stockholders may be deemed to be "affiliates" of the Company, as that term is defined under the Securities Act.

                       PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholders (or by their pledgees, donees, transferees or other successors in interest). In addition to any such amount sold hereunder, the Selling Stockholders may, at the same time, sell any shares of Common Stock owned by him pursuant to the exemption under Rule 144 under the Securities Act, regardless of whether such shares are Shares covered by this Prospectus.

     Such sales may be made in the Nasdaq National Market, otherwise in the over-the-counter market, on one or more securities exchanges, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) ordinary broker-age transactions and transactions in which the broker-dealer solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; and (e) face-to-face transactions between sellers and purchases without a broker-dealer. In effecting sales of the Shares, broker-dealers engaged by the Selling Stockholder may arrange for the participation of other broker-dealers. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder in amounts to be negotiated immediately prior to the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and any profit on the resale of Shares positioned by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     Once the Company has been notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424 under the Securities Act, disclosing (a) the name of each such Selling Stockholder and the participating broker-dealer(s); (b) the number of Shares involved; (c) the price at which such Shares were sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus (as supplemented); and (f) other facts material to the transaction.

     There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

     The Company will pay all expenses incident to the offering and sale of the Shares to the public other than commissions and discounts of underwriters, dealers or agents.

                         INDEMNIFICATION

     Section 2-418 of the Corporations and Associations Article of the Annotate Code of Maryland and the Company's Bylaws provide for the indemnification under certain conditions of directors, officers, employees or agents, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those or other capacities,

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Annotate Code of Maryland, the Company's Bylaws or otherwise, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             PART II

               INFORMATION REQUIRED IN REGISTRATION
             STATEMENT AND NOT REQUIRED IN PROSPECTUS

Item 3.   Incorporation of Documents by Reference

     The following documents of Startec Global Communications Corporation, a Maryland corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission"), are incorporated by reference into this Registration Statement:

     A.   The Company's latest Prospectus filed pursuant to Rule
424(b) under the Securities Act (File No. 333-32753).

     B. The description of the Company's Common Stock, $.01 par value, contained in the Company's Registration Statement on Form S-1 (File No. 333-32753), filed with the Commission on August 4, 1997, incorporated by reference in the Company's Form 8-A (File No. 0-23087), filed with the Commission on September 15, 1997, including any other amendment or report filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered pursuant to this Registration Statement have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Registration Statement by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is or is deemed to be incorporated in this Registration Statement by reference modifies or supersedes such statement. Any statement so modified shall not be deemed in its unmodified form, and any statement so superseded shall not be deemed, to constitute a part of this Registration Statement.

Item 4.   Description of Securities

     Not applicable.


Item 5.   Interests of Named Experts and Counsel

     Not applicable.


Item 6.   Indemnification of Directors and Officers

     Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland permits a corporation to indemnify its present and former officers and directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; or (b) the director or officer actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Maryland law permits a corporation to indemnify a present and former officer to the same extent as a director, and to provide additional indemnification to an officer who is not also a director. In addition, Section 2-418(f) of the Corporations and Associations Article of the Annotated Code of Maryland permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses (including attorney's fees) incurred by a present or former director or officer made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

     The Registrant has provided for indemnification of directors, officers, employees, and agents in Article VIII of its charter. This provision reads as follows:

     (a) To the maximum extent permitted by the laws of the State of Maryland in effect from time to time, any person who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was a director or officer of the Corporation or of a predecessor of the Corporation, or (ii) is or was a director or officer of the Corporation or of a predecessor of the Corporation and is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, other enterprise, or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, settlements and reasonable expenses (including, but not limited to attorneys' fees and court costs) actually incurred by such person in connection with such action, suit or proceeding, or in connection with any appeal thereof (which reasonable expenses may be paid or reimbursed in advance of final disposition of any such suit, action or proceeding).

     (b) To the maximum extent permitted by the laws of the State of Maryland in effect from time to time, any person who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was an employee or agent of the Corporation or of a predecessor of the Corporation, or (ii) is or was an employee or agent of the Corporation or of a predecessor of the Corporation and is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, other enterprise, or other employee benefit plan, may (but need not) be indemnified by the Corporation against judgments, penalties, fines, settlements and reasonable expenses (including, but not limited to, attorneys' fees and court costs) actually incurred by such person in connection with such action, suit or proceeding, or in connection with any appeal thereof (which reasonable expenses may be paid or reimbursed in advance of final disposition of any such suit, action or proceeding).

     (c) Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the charter or bylaws of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to indemnification for any act or failure to act which occurred prior to such amendment, repeal or adoption.

     (d) The foregoing right of indemnification and advancement of expenses shall not be deemed exclusive of any other rights of which any officer, director, employee or agent of the Corporation may be entitled apart from the provisions of this Article.

     Under Maryland law, a corporation is permitted to limit by provision in its charter the liability of directors and officers, so that no director or officer of the corporation shall be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property, or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result or active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Registrant has limited the liability of its directors and officers for money damages in
Article VII of its charter, as amended. This provision reads as follows:

     No director or officer of the Corporation shall be liable to the Corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper personal benefit in money, property, or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any provision of the charter or bylaws of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Item 7.   Exemption from Registration

     The Shares were issued in reliance upon an exemption or exemptions from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 8.   Exhibits

Exhibit
Number    Name of Exhibit
-------   -----------------------------------------------

 5        Opinion of Shulman, Rogers, Gandal, Pordy &
           Ecker, P.A.

15        N/A

23.1      Consent of Arthur Andersen LLP

23.2      Consent of Shulman, Rogers, Gandal, Pordy &
           Ecker, P.A. (Included in Exhibit 5)

24        Powers of Attorney (included on signature page)

99        N/A


Item 9.   Undertakings

     (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i)  To include any prospectus required by Section
       10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Com-mission such indemnification is against public policy as ex-pressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montgomery County, State of Maryland, on January 9, 1998.


                    STARTEC GLOBAL COMMUNICATIONS CORPORATION

                    By: /s/ PRABHAV V. MANIYAR
                        --------------------------------
                         Prabhav V.  Maniyar
                         Senior Vice President and Chief
                         Financial Officer

     Each person whose signature appears below constitutes and appoints Ram Mukunda, President and Chief Executive Officer of the Company, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, or his substitute, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                    TITLE               DATE
--------------------------    -----------------   ---------------


/s/ RAM MUKUNDA               President, Chief    January 9, 1998
----------------------        Officer, Treasurer
Ram Mukunda                   And Director
                  (Principal Executive Officer)


/s/ PRABHAV V. MANIYAR        Senior Vice         January 9, 1998
----------------------        President, Chief
Prabhav V. Maniyar            Financial Officer,
                              Secretary and Director
           (Principal Financial and Accounting Officer)


/s/ VIJAY SRINIVAS            Director            January 9, 1998
----------------------
Vijay Srinivas


/s/ NAZIR G. DOSSANI          Director            January 9, 1998
----------------------
Nazir G. Dossani


/s/ RICHARD K. PRINS          Director            January 9, 1998
----------------------
Richard K. Prins

                          EXHIBIT INDEX


Exhibit
Number    Name of Exhibit                                   Page
-------   -----------------------------------------------   -----

 5        Opinion of Shulman, Rogers, Gandal, Pordy &         39
           Ecker, P.A.

15        N/A

23.1      Consent of Arthur Andersen LLP                      40

23.2      Consent of Shulman, Rogers, Gandal, Pordy &
           Ecker, P.A. (Included in Exhibit 5)

24        Powers of Attorney (included on signature page)

99        N/A